February 17, 2016

VIA EDGAR and FedEx Overnight

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Medalist Diversified REIT, Inc.
Offering Statement on Form 1-A
Filed October 5, 2015

File No. 024-10487

Dear Ms. Gorman and Ms. Aberg:

This letter is submitted on behalf of our client, Medalist Diversified REIT, Inc. (the “Company”), in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated October 30, 2015 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-10487) filed with the Commission on October 5, 2015 (the “Offering Statement”). For your convenience, we have reproduced the comments below, followed by our responses. The Company has provided the additional disclosures requested by the Staff in the Company’s Pre-Effective Amendment No. 1 to the Offering Statement, filed on February 17, 2016 (“Amendment No. 1”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. References to page numbers in the responses below refer to Amendment No. 1.

For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 1, reflecting all changes to the Offering Statement. Such changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

Website: www.kv-legal.com Richmond Office | 1401 E Cary Street | Richmond, VA 23219 | Phone: 804.823.4000 Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

Stacie Gorman, Esq. Kristina Aberg, Esq. Division of Corporation Finance U.S. Securities and Exchange Commission February 17, 2016 Page 2 of 8

Part II – Offering Circular

General

1.	Comment: We note that you have included disclosure indicating that you may invest in real estate- related investments, including common and preferred shares of real estate companies. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how you and your investment strategy will support this exemption.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to eliminate reference to investment in the common and preferred shares of other real estate companies. As indicated in the Company’s revised disclosure on page 37 of Amendment No. 1, the Company and Manager intend to primarily make direct investments in real estate, through the Company’s operating partnership and subsidiaries thereof. The Company may, in the discretion of the Manager, pursue joint venture or other indirect investments in real estate; however, the Company anticipates that in any such instance the Company will acquire a controlling interest in the joint venture or other investment vehicle.

As a result, and as further discussed on pages 24-25 of Amendment No. 1 under “RISK FACTORS – Risks Related to our Organization and Structure - Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we are subject to registration under the Investment Company Act, we will not be able to continue our business,” the Company anticipates that it will not be defined as an investment company under Section 3(a)(1) of the 1940 Act.

The Company, its operating partnership and its subsidiaries investing primarily in real property will not fall within either definition of investment company as they invest primarily in real property, either directly or through wholly or majority owned subsidiaries, the majority of which the Company expects to have at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. The Company is organized as a holding company that conducts its businesses primarily through the operating partnership, which in turn is a holding company conducting its business through its subsidiaries. Both the Company and its operating partnership intend to conduct our operations so that they hold at least 60% of their assets in real property or in entities that they manage or co-manage that own real property to ensure that they do not become investment companies pursuant to Section 3(a)(1)(C) of the 1940 Act. The Company intends to monitor its holdings to ensure continuing and ongoing compliance with this test. In addition, the Company believes that neither it nor the operating partnership will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither it nor the operating partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the operating partnership’s wholly-owned or majority owned subsidiaries, the Company and the operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.

Stacie Gorman, Esq. Kristina Aberg, Esq. Division of Corporation Finance U.S. Securities and Exchange Commission February 17, 2016 Page 3 of 8

2.	Comment: Please revise to provide the information required by Item 13 of Form 1-A, or advise.

Response: In response to the Staff’s comment, please see the Company’s revised disclosure on page 52 of Amendment No. 1.

Cover Page of Offering Circular

3.	Comment: We note that your disclosure on the cover page indicates that you intend to acquire two additional properties from affiliates if you are successful in raising additional offering proceeds. Please revise to reconcile with your disclosure throughout the document which states that you intend to purchase three additional properties from affiliates.

Response: In response to the Staff’s comment, the Company has revised its disclosure to indicate that it intends to acquire three additional properties from affiliates.

Summary, page 1

4	Comment: Please revise to highlight the most significant risks relating to your operations and this offering. In this effort, please revise your Summary Risk Factors section and your Conflicts of Interest section to provide more specific detail regarding conflicts of interest. For example purposes only, we note that your Manager is owned by your Co-Presidents and Directors. We also note that the property management company that you will engage, Shockoe Properties, LLC, is owned in part by Mr. Elliott. Please also revise to clarify whether all of the four initial properties are owned by affiliates. If true, please identify the affiliates and please explain whether you have engaged the sellers of these properties for potential purchase.

Stacie Gorman, Esq. Kristina Aberg, Esq. Division of Corporation Finance U.S. Securities and Exchange Commission February 17, 2016 Page 4 of 8

Response: In response to the Staff’s comment, please see the Company’s revised disclosure on page 4 of Amendment No. 1.

5.	Comment: We note your disclosure on page 8 indicating that you will own one Investment upon raising the minimum amount. You also state that you expect to own three additional properties if you raise sufficient additional funds. Please revise to discuss the status of any purchase negotiations relating to these properties. To the extent applicable, please provide the financial information required by Rule 3-14 of Regulation S-X for these properties or advise why you are not required to do so. In addition, please reconcile the above-referenced disclosure with your statement on page 35 that there is no reasonable probability that you will acquire a specific property.

Response: As stated on page 3 of Amendment No. 1, the Company has entered into preliminary negotiations with the owners of the Franklin Square Property and the Hampton Inn Property, who are affiliates of the Company and are controlled by the Manager. We have not entered into preliminary negotiations with the owners of the Arrowridge or Warsaw Properties at this time. We have not yet determined a purchase price for any of our proposed acquisitions, and do not anticipate entering into any definitive agreements for our initial acquisitions until we have greater certainty regarding the fund-raising in this offering.

Because this is a “best efforts” offering, we cannot anticipate whether we will raise sufficient funds to meet our minimum offering contingency and acquire our initial acquisition target, the Franklin Square Property. Therefore, we are unable to determine that any of our initial acquisitions are reasonably probable. However, we anticipate that if we are able to raise the minimum offering amount, then we will be able to acquire the Franklin Square Property. As a result, we have provided the financial information require by Rule 8-06 of Regulation S-X for the Franklin Square Property in accordance with Part F/S of Form 1-A. We have not provided the financial information required by Part F/S of Form 1-A and Rule 8-06 of Regulation S-X for our additional properties because we cannot state that they are reasonably probable of occurrence as they will be contingent upon raising amounts greater than our minimum offering amount, and they will be subject to determining a purchase price. While we believe we will be able to establish a purchase price for the Franklin Square Property prior to the qualification of our Offering Statement, we do not believe we will be able to establish a purchase price for the additional three initial acquisitions because any such purchase price will be subject to changes in market conditions that may occur as we raise amounts greater than our minimum offering.

6	Comment: We note that the Summary and Competitive Strengths sections include prior performance information for your Manager and its affiliates. In particular, we note your disclosure that Medalist Fund II, LLC intends to make a required 7.5% annualized cash distribution for the fourth quarter of 2015 out of operating cash flow. We note that this distribution has not yet been paid and we further note that you have not included Medalist Fund II, LLC in your Prior Performance Tables. As such, please revise to remove this statement or advise us as to why it is appropriate. In addition, please expand the disclosure to provide a more complete and balanced discussion of the prior activities. In order to balance the discussion, please provide, as appropriate, a discussion of any major adverse business developments or conditions with respect to such prior investing activities. Highlight the extent to which the other Medalist Funds were not subject to up-front commissions, fees and expenses associated with this offering. Please also clarify, if true, that the Medalist Fund I incurred no property management fees, while you will pay between 3.5% - 4% in property management fees.

Stacie Gorman, Esq. Kristina Aberg, Esq. Division of Corporation Finance U.S. Securities and Exchange Commission February 17, 2016 Page 5 of 8

Response: In response to the Staff’s comment, please see the Company’s disclosure on page 3 of Amendment No. 1.

Tier 2 Offering Under Regulation A, page 7

7.	Comment: We note your statement that, after qualification, you intend to apply for the qualified securities to be eligible for quotation on an exchange such as the OTCBB. It is unclear how your securities will be eligible for quotation since you will not file periodic reports pursuant to Section 13 or 15(d) of the Exchange Act. Please advise or remove this language.

Response: In response to the Staff’s comment the Company has revised its disclosure on page 7 of Amendment No. 1 to indicate that it intends to apply for quotation on either the OTCQX or OTCQB. OTC Markets Group, which operates the OTCQX and OTCQB quotation systems, permits quotation of the securities of issuers who report pursuant to Tier II of Regulation A.

Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Op erations, page 35

8.	Comment: Please revise to provide an expanded discussion of your cash requirements for the next twelve months to continue operations. Disclose your specific plan of operation, including detailed milestones, anticipated time frame for beginning and completing each milestone, and the categories of expenditures. Please also state whether the minimum offering proceeds will satisfy the company’s cash requirements or whether it will be necessary to raise additional funds in the next six months to implement your plan of operations.

Please refer to Item 9(c) of Form 1-A.

Stacie Gorman, Esq. Kristina Aberg, Esq. Division of Corporation Finance U.S. Securities and Exchange Commission February 17, 2016 Page 6 of 8

Response: In response to the Staff’s comment, please see the Company’s revised disclosure on page 35 of Amendment No. 1.

Our Business, page 37

9	Comment: We note that your objective is to acquire, reposition, renovate, lease and manage income- producing properties. Please clarify whether the properties in your initial portfolio require repositioning or renovation.

Response: In response to the Staff’s comment, please see the Company’s revised disclosure on page 37 of Amendment No. 1. indicating that the Company intends immediate renovations on only the Hampton Inn Property.

Our Executive Officers and Directors, page 42

10.	Comment: In your description of the business experience of Thomas Messier and William Elliott, please revise to include disclosure regarding each person’s principal occupations and employment during the past five years. For example purposes only, please revise to disclose Mr. Elliott’s involvement in Shockoe Properties, LLC, an entity that you indicate will receive a property management fee. In addition, to the extent your officers or directors hold positions with Medalist Fund I, LLC and Medalist Fund II, LLC, please revise to disclose. Please also revise to discuss whether any corporation or other organization in which occupations and employment were carried on is a parent, subsidiary or other affiliate of the registrant. In addition, please revise to indicate any other directorships held, including directorships held during the past five years. Please refer to Item 10(c) of Form 1-A.

Response: In response to the Staff’s comment, please see the Company’s revised biographical information on Messrs. Messier and Elliott on pages 42-43 of Amendment No. 1.

Management Agreement, page 45

11.	Comment: We note your disclosure that your Management Agreement will have an initial term through December 31, 2016 and then will automatically renew. Please revise to expand your discussion regarding the Management Agreement to include disclosure such as how it may be terminated and any costs that may be associated with this

Response: In response to the Staff’s comment, please see the Company’s revised disclosure regarding its Management Agreement on pages 45-46 of Amendment No. 1.

Policies with Respect to Certain Activities, page 46

Our Investment Policies, page 46

Stacie Gorman, Esq. Kristina Aberg, Esq. Division of Corporation Finance U.S. Securities and Exchange Commission February 17, 2016 Page 7 of 8

12	Comment: We note your disclosure on page 12 that your board of directors has approved very broad investment guidelines for your Manager and that your board will only review proposed investments in limited circumstances set forth in your investment policies. Please revise your disclosure in this section to elaborate.

Response: In response to the Staff’s comment, please see the Company’s revised disclosure on page 49 of Amendment No. 1.

13:	Comment: Please revise your disclosure under this heading to provide the information required by Item 25 of Form S-11. Refer to Form 1-A, Part II, paragraph (a)(1)(ii).

Response: In response to the Staff’s comment, please see the Company’s revised disclosure on page 50 of Amendment No. 1.

Material Federal Income Tax Considerations, page 69

14.	Comment: You reference tax counsel and a tax opinion on page 70. Please revise to identify your tax counsel and file a consent pursuant to Item 17 of Form 1-A.

Response: In response to the Staff’s comment, please see the Company’s revised disclosure on page 74 of Amendment No. 1 indicating that Kaplan Voekler Cunningham & Frank, PLC is our tax counsel. The Company anticipates that Kaplan Voekler Cunningham & Frank, PLC will file its consent as a part of its opinion when that opinion is delivered.

Plan of Distribution, page 90

15.	Comment: You state that funds deposited in the escrow account are “owned by the company.” Please revise to clarify if the escrow account will be held for the benefit of investors until the minimum offering amount is raised, consistent with Exchange Act Rule 15c2-4.

Response: In response to the Staff’s comment, please see the Company’s revised disclosure on page 96 of Amendment No. 1.

Appendix A. Prior Performance Tables, page A-1

16.	Comment: Please note that the prior performance tables should be preceded by a narrative introduction that cross-references the narrative summary in the texts and that explains where additional information can be obtained on request. We note your disclosure on page A-1 that the information “should be read together with the summary information included in the “Prior Performance” section of this offering circular, which includes a description of the Prior Program.” As we are unable to locate a narrative “Prior Performance” section in the offering circular, please revise to include this disclosure or advise. We may have further comments.

Stacie Gorman, Esq. Kristina Aberg, Esq. Division of Corporation Finance U.S. Securities and Exchange Commission February 17, 2016 Page 8 of 8

Response: In response to the Staff’s comment, please see the Company’s narrative disclosure regarding the prior performance of the Manager’s previous investment programs on page 44 of Amendment No. 1. In addition, please see the revised disclosure on page A-1 cross referencing the Company’s revised disclosure on page 44.

17.	Comment: We note your disclosure throughout Appendix A that you have provided information for programs sponsored by the registrant or an affiliate that have closed within the most recent three or five year period, as applicable, ended December 31, 2014. To the extent your sponsor does not have a “public track record” and has not sponsored at least five programs with investment objectives similar to the registrant, please revise your disclosure in your prior performance tables to provide information for each prior program, public or nonpublic, even if the investment objectives for those programs are not similar to those of the registrant. Please refer to the Instructions to Tables I, II, III, IV and V of Appendix II. In light of this, please revise provide the information requested by Tables IV and V of Appendix II or advise.

Response: The Company’s Manager, Medalist Fund Manager, Inc. has sponsored two prior investment programs, Medalist Fund I, LLC and Medalist Fund II, LLC. Medalist Fund II, LLC began operations April, 2015 and therefore does not have financial information available for the period ended December 31, 2014. Medalist Fund I, LLC has not sold any properties during the period ended December 31, 2014, therefore Tables IV and V have been omitted.

18.	Comment: Please refer to Instructions to Tables I and III to Appendix II and revise these Tables to disclose all of the requested information. For example purposes only, please revise your Table I disclosure to include the categories and sub-categories of offering expenses, reserves, acquisition costs, total acquisition cost, percent leverage, date offering began, and length of offering.

Response: In response to the Staff’s comment, the Company has revised Table I to include additional information. The Company believes it has included all requested information in Table III.

19.	Comment: Refer to Table III. You disclose that cash flow used in operating activities totaled $4,172,000 during fiscal 2014. You also state that cash flow provided by operating activities funded distributions of $614,000 in fiscal 2014. These items do not appear to reconcile. Please revise or explain how these line items are consistent.

Response: Cash flows used in operating activities includes positive cash flow from dividend income provided by Medalist Fund I, LLC’s investments (net income) and negative cash flow resulting from the purchase of investments. The net cash flow from operating activities is only negative due to the purchase of investments.

In accordance with FASB ASC 946-10-15-6 and -7, Medalist Fund I, LLC has determined that it must be treated as an investment company for accounting purposes to be in accordance with generally accepted accounting principles.  Therefore, in accordance with Section 7.163 of the AICPA’s Audit and Accounting Guide for Investment Companies, purchases of investments are considered operating activities of Medalist Fund I, LLC.

The cash used to pay investor distributions was funded by the dividend income provided from the investments (an operating activity).  The purchase of the investments (an operating activity) was funded by member contributions (financing activities).  Although the net cash flow from operating activities is negative, the proceeds from operating activities provided sufficient cash flow for distributions when the purchases of investments (funded by contributions) are excluded.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James

T. Rhys James

cc:	Thomas E. Messier

Thomas G. Voekler